Novonix Limited ACN 157 690 830

Notice of Annual General Meeting EXHIBIT 99.2

Notice is given that the Annual General Meeting of the Shareholders of NOVONIX Limited (ACN 157 690 830) (the Company) for 2024 will be hosted as a hybrid meeting (both virtually and in person) at:

Date:	17 April 2024

Time:	9:00am (Brisbane time)

Venue:	Online at https://meetings.linkgroup.com/NVXAGM24; and

In person at the offices of Allens, Level 26, 480 Queen Street, Brisbane QLD.

(the Meeting).

The Company will hold the Meeting as a hybrid meeting, comprising a virtual meeting as well as an in-person meeting.

The Company will provide Shareholders with the opportunity to attend and participate in the virtual Meeting through an online meeting platform, where Shareholders will be able to watch, listen, submit written questions and vote online. Further instructions for attending via the online platform are set out in the Voting Notes below and in the Virtual Meeting Online Guide, which will be made available on the Company's website. All Shareholders and proxyholders will have an equal opportunity to participate in the Meeting regardless of their physical location.

Shareholders and proxyholders will also be able to participate in the Meeting, including asking questions either online or via telephone if attending the Meeting through the online platform. If your holding cannot be verified by the moderator, you will attend the Meeting as a visitor and will not be able to ask a question.

Please contact Link Market Services on 1800 990 363 or +61 1800 990 363 to obtain a personalised PIN number to ask a question via the telephone.

More information about online and phone participation in the Meeting (including asking questions via the virtual platform or phone) is available in the Virtual Meeting Online Guide, included as an annexure to this Notice.

Important: The resolutions set out in this Notice should be read together with the accompanying Explanatory Memorandum. The Explanatory Memorandum form part of this Notice of Meeting.

Agenda

Financial Statements and Reports

To receive and consider the financial statements of the Company and the reports of the Directors (Directors' Report) and Auditors for the financial year ended 31 December 2023 (FY24 Annual Report).

Resolution 1: Remuneration Report (Non-Binding)

To consider and, if thought fit, to pass the following resolution as a non-binding Ordinary Resolution:

'That, for the purposes of section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the Remuneration Report as set out in the Directors' Report for the financial year ended 31 December 2023.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Note: the vote on this Resolution is advisory only and does not bind the Directors or the Company.

Novonix Limited ACN 157 690 830

Resolution 2: Election of Director – Mr Suresh Vaidyanathan

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, Mr Suresh Vaidyanathan who, having been appointed by the Board as a Director since the last Annual General Meeting, retires in accordance with Listing Rule 14.4 and rule 19.2(b) of the Company's Constitution, being eligible offers himself for election as a Director of the Company, be re-elected as a Director of the Company.'

Resolution 3: Election of Director – Ms Sharan Burrow AC

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, Ms Sharan Burrow AC who, having been appointed by the Board as a Director since the last Annual General Meeting, retires in accordance with Listing Rule 14.4 and rule 19.2(b) of the Company's Constitution, being eligible offers herself for election as a Director of the Company, be re-elected as a Director of the Company.'

Resolution 4: Issue of FY23 Share Rights to Mr Ron Edmonds

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 65,405 Share Rights in the capital of the Company, to Non-Executive Director Mr Ron Edmonds or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 5: Issue of FY24 Share Rights to Admiral Robert Natter

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 109,749 Share Rights in the capital of the Company, to Non-Executive Director Admiral Robert Natter or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 6: Issue of FY24 Share Rights to Mr Anthony Bellas

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 109,749 Share Rights in the capital of the Company, to Non-Executive Director Mr Anthony Bellas or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Novonix Limited ACN 157 690 830

Resolution 7: Issue of FY24 Share Rights to Phillips 66 Company

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 109,749 Share Rights in the capital of the Company, to Phillips 66 Company, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 8: Issue of FY24 Share Rights to Ms Jean Oelwang

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 109,749 Share Rights in the capital of the Company, to Non-Executive Director Ms Jean Oelwang or her nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 9: Issue of FY24 Share Rights to Mr Ron Edmonds

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 109,749 Share Rights in the capital of the Company, to Non-Executive Director Mr Ron Edmonds or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 10: Issue of FY24 Share Rights to Ms Sharan Burrow AC

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 84,145Share Rights in the capital of the Company, to Non-Executive Director Ms Sharan Burrow AC or her nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 11: Issue of FY24 Performance Rights to Mr Nick Liveris

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.14 and for all other purposes, Shareholders approve the issue of 1,398,709 Performance Rights under the Performance Rights Plan to the Chief Financial

Novonix Limited ACN 157 690 830

Officer, Mr Nick Liveris or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 12: Contingent Business

If (and only if) at least 25% of the votes cast on Resolution 1 (Remuneration Report) are against the adoption of the Remuneration Report, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That, as required by the Corporations Act 2001 (Cth):

1.
an Extraordinary General Meeting of the Company (Spill Meeting) be held within 90 days of the passing of this resolution;

2.
all of the Directors in office when the resolution to approve the remuneration report for the financial year 31 December 2023 was passed (being Admiral Robert Natter, Mr Anthony Bellas, Mr Ron Edmonds, Mr Suresh Vaidyanathan, Mr Andrew N. Liveris AO and Ms Jean Oelwang ) who remain in office at the time of the Spill Meeting, cease to hold office immediately before the end of the Spill Meeting; and

3.
resolutions to appoint persons to offices that will be vacated immediately before the end of the Spill Meeting be put to the vote at the Spill Meeting.

Voting Exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the voting exclusions applicable to this resolution are set out in the ‘Voting Exclusions’ section of the Explanatory Notes to this Notice.

Detailed explanations of the background and reasons for the proposed resolutions are set out in the Explanatory Memorandum.

By order of the Board of Directors

Suzanne Yeates Company Secretary
7 March 2024
Dated

Novonix Limited ACN 157 690 830

Notes

Eligibility to Vote

Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) permits the Company to specify a time, not more than 48 hours before a general meeting, at which a 'snap-shot' of Shareholders will be taken for the purposes of determining Shareholder entitlements to vote at the Meeting.

The Board has determined that the registered holders of fully paid ordinary shares at 7:00pm (Sydney time) on 15 April 2024 will be taken to be holders of ordinary shares for the purposes of the Meeting and accordingly, will be entitled to attend and vote at the Meeting.

How to Vote

A Shareholder who is entitled to attend and vote at the Meeting may do so:

•
using the online platform;
•
by proxy;
•
by corporate representative (if the Shareholder is a corporation); or
•
by attorney.

Attending and Voting via the Online Platform

We recommend logging in to the online platform at least 15 minutes prior to the scheduled start time for the Meeting using the instructions below:

•
Enter https://meetings.linkgroup.com/NVXAGM24 into a web browser on your computer or online device;
•
Shareholders will need their SRN or HIN (found on holding statements or at the top of the Proxy Form); and
•
Proxyholders will need their proxy code which Link Market Services will provide via email prior to the Meeting.

Online voting will be open between 15 minutes before the commencement of the Meeting at 9:00am (Brisbane time) on 17 April 2024 and the time that is five minutes after the Chair closes the Meeting.

More information about online participation in the Meeting (including asking questions via the virtual platform) is available in the Virtual Meeting Online Guide, included as an annexure to this Notice.

Attendance in person

The Meeting will also be held in person at the offices of Allens, Level 26, 480 Queen Street, Brisbane QLD.

Voting by Proxy

An eligible Shareholder can vote in person at the Meeting or appoint a proxy or, where a Shareholder is entitled to two or more votes, two proxies. Where two proxies are appointed, a Shareholder may specify the number or proportion of votes to be exercised by each proxy appointed. If no number or proportion of votes is specified, each proxy appointed will be taken to exercise half of that Shareholder’s votes (disregarding fractions).

An appointed proxy need not themselves be a Shareholder.

To be valid, the appointment of a proxy (made using a properly completed and executed Proxy Form) must be received by the Company no later than 9:00am (Brisbane time) on 15 April 2024.

Proxy Forms can be submitted in four ways:

Novonix Limited ACN 157 690 830

•
Online at https://investorcentre.linkgroup.com
•
By mail to Link Market Services at the following postal address using the enclosed return envelope:

NOVONIX Limited

c/- Link Market Services Limited

Locked Bag A14

Sydney South NSW 1235 Australia

•
By facsimile to +61 2 9287 0309
•
By hand to:

Link Market Services Limited

Level 22, Tower 6

10 Darcy Street

Parramatta NSW 2150

Instructions on how to complete the Proxy Form are on the reverse of the Proxy Form attached to this Notice.

If a Proxy Form is signed by an attorney, a Shareholder must also send in the original or a certified copy of the power of attorney or other authority under which the Proxy Form is signed.

Undirected Proxies

The Chairman of the Meeting intends to vote undirected proxy votes in favour of resolutions 1 to 11 (subject to the voting exclusions below) and against Resolution 12.

Voting by Corporate Representative

A Shareholder or proxy which is a corporation and entitled to attend and vote at the Meeting may appoint an individual to act as its corporate representative to vote at the Meeting. The appointment must comply with section 250D of the Corporations Act. The representative should bring to the Meeting evidence of his or her appointment unless it has previously been provided to Link Market Services.

Voting by Attorney

A Shareholder entitled to attend and vote at the Meeting is entitled to appoint an attorney to attend and vote at the Meeting on the Shareholder's behalf. An attorney need not themselves be a Shareholder.

The power of attorney appointing the attorney must be signed and specify the name of each of the Shareholder, the Company and the attorney, and also specify the meeting(s) at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must also be returned in the same manner, and by the same time, as specified for Proxy Forms.

Voting Exclusions

The Corporations Act and the Listing Rules require that certain persons must not vote in particular ways, and the Company must disregard particular votes cast by or on behalf of certain persons, on the resolutions to be considered at the Meeting. These voting exclusions are described below.

The Corporations Act prohibits votes being cast (in any capacity) on Resolution 1: Remuneration Report by any of the following persons:

Novonix Limited ACN 157 690 830

(a)
a member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or
(b)
a Closely Related Party of such a member.

However, a person described above may cast a vote on this Resolution as a proxy if the vote is not cast on behalf of a person described above and either:

(c)
the vote is appointed as a proxy by writing that specifies the way the proxy is to vote on this Resolution; or
(d)
the vote is the Chair of the Meeting and the appointment of the Chair as proxy:
(ii)
does not specify the way the proxy is to vote on this Resolution; and
(ii)
expressly authorises the Chair to exercise the proxy even if this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company.

Under Listing Rule 14.11, the Company will disregard any votes cast in favour of a Resolution by or on behalf of:

(a)
the below named person or class of persons excluded from voting; or
(b)
an associate of that person or those persons:

Resolution	Persons excluded from voting
Resolution 4: Approval of issue of FY23 Share Rights to Mr Ron Edmonds
•
Mr Ron Edmonds and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 5: Approval of issue of FY24 Share Rights to Admiral Robert Natter
•
Admiral Robert Natter and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 6: Approval of issue of FY24 Share Rights to Mr Anthony Bellas
•
Anthony Bellas and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 7: Approval of issue of FY24 Share Rights to Phillips 66 Company	• Phillips 66 Company and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)

Novonix Limited ACN 157 690 830

Resolution	Persons excluded from voting
• any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy
Resolution 8: Approval of issue of FY24 Share Rights to Ms Jean Oelwang
•
Jean Oelwang and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 9: Approval of issue of FY24 Share Rights to Mr Ron Edmonds
•
Mr Ron Edmonds and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 10: Approval of issue of Pro-rated Share Rights to Ms Sharan Burrow AC
•
Ms Sharan Burrow AC and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 11: Approval of issue of FY24 Performance Rights to Mr Nick Liveris
•
A person referred to in Listing Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the Performance Rights Plan
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

However, this does not apply to a vote cast in favour of a Resolution by:

(a)
a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or
(b)
the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or
(c)
a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
(i)
the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and
(ii)
the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Novonix Limited ACN 157 690 830

The Company will also apply these voting exclusions to persons appointed as attorney by a Shareholder to attend and vote at the Extraordinary General Meeting under a power of attorney, as if they were appointed as a proxy.

Resolutions

All items of business involving a vote by Shareholders require Ordinary Resolutions, which means that, to be passed, the item needs the approval of a simple majority of the votes cast by Shareholders entitled to vote on the Resolution.

Novonix Limited ACN 157 690 830

Explanatory Memorandum

This Explanatory Memorandum (including any annexures) forms part of the notice convening the Annual General Meeting of Novonix Limited to be held virtually at 9:00am (AEST) on 17 April 2024.

Financial Statements and Reports

As required by section 317 of the Corporations Act, the Financial Report, Directors’ Report and Auditor’s Report of the Company and its consolidated entities for the most recent financial year (namely the period ended 31 December 2023) will be laid before the Meeting. Shareholders will be provided with the opportunity to ask questions about the reports.

There is no requirement for a Shareholder resolution on this item. Accordingly, there will be no resolution put to the Meeting.

In addition to asking questions at the Meeting, Shareholders may address written questions to the Chairman about the management of the Company or to the Company's auditor, PwC, if the question is relevant to:

•
the content of the auditor's report; or
•
the conduct of the business of the annual financial report to be considered at the meeting.

Written questions from Shareholders must be submitted by no later than 5 Business Days before the Meeting to the Company at the Company's registered office.

Resolution 1: Remuneration Report

The Remuneration Report is required to be considered by Shareholders in accordance with section 250R of the Corporations Act.

The Remuneration Report for the year ended 31 December 2023:

•
explains the Board’s policy for determining the nature and amount of remuneration of the Company's Directors and executive officers;
•
explains the relationship between the Board’s remuneration policy and the Company’s performance;
•
sets out remuneration details for each Director and each of the Company's executives and group executives named in the Remuneration Report for the financial year ended on 31 December 2023; and
•
details and explains any performance conditions applicable to the remuneration of executive Directors and other executive officers.

The Remuneration Report, contained in the Company's FY23 Annual Report, is available on the Company's website at https://www.novonixgroup.com/.

Shareholders will have an opportunity to ask questions and make comments about the Remuneration Report at the Meeting. Ordinary Shareholders will be asked to vote on a resolution to adopt the Remuneration Report. Under the Corporations Act, the vote on the resolution is advisory only and does not bind the Board or the Company. The Board will take the discussion at the Meeting into consideration when determining the Company's remuneration policy and appropriately respond to any concerns Shareholders may raise in relation to remuneration issues.

Impact of first strike against the 2023 Remuneration Report

At the 2023 Annual General Meeting (AGM), the Company received a ‘first strike’ with 40.29% of votes cast against the adoption of the 2023 Remuneration Report.

Novonix Limited ACN 157 690 830

The Company has carefully considered its approach to remuneration following the vote at its 2023 AGM. The Company’s remuneration practice aims to address the concerns that were raised in a manner that still provides a structure to attract, motivate and retain the executive talent required to deliver the Company’s business strategy. Further details of the outcome of this review, and the extensive changes that have been implemented for FY24, are set out in the Company's Remuneration Report.

If the Company receives a ‘second strike’ at the 2024 AGM where 25% or more of the votes cast at the meeting are against the adoption of the Remuneration Report, a conditional resolution will be put to shareholders which, if passed, will result in another general meeting being held within 90 days of the 2024 AGM where all of the Directors who were in office when the Board approved the last Director's report must vacate office and stand for re-election.

This conditional resolution has been included in this Notice of Meeting at Resolution 12 – Contingent Business.

Directors' recommendation

The Directors abstain, in the interests of corporate governance, from making a recommendation in relation to Resolution 1.

Resolutions 2 & 3 – Election of Directors

Since the 2023 AGM, the Board has considered the optimal size and composition of the Board in light of current and future operational and management requirements of the Company. As part of this process:

•
non-executive director Mr Andrew N. Liveris AO will not stand for re-election as a Director of the Company at the upcoming AGM, and will retire from the Board with effect from the close of this Meeting. Mr. Liveris will continue to support the Company in a new capacity as a Strategic Advisor to the Management Team and Board of Directors.
•
two additional directors have been appointed to the Board, with the Company announcing on 07 September 2023 and 05 February 2024 that Mr Suresh Vaidyanathan and Ms Sharan Burrow AC had been appointed by the Board as additions to the Board effective 07 September 2023 and 28 February 2024, respectively.

Listing Rule 14.4 and rule 19.2 of the Company's Constitution provides that a Director appointed by the Board will hold office until the conclusion of the next AGM following his or her appointment. Accordingly, Mr Suresh Vaidyanathan (being eligible) and Ms Sharan Burrow AC (being eligible) each offer themselves for re-election at this Meeting.

Mr Vaidyanathan is Vice President, Emerging Energy, for Phillips 66. A chemical engineer by training, Mr. Vaidyanathan has more than 30 years of global experience in the downstream oil and gas industry. Prior to assuming his current role in 2023, he served in a variety of refining, technical services, operations and strategy leadership roles across Phillips 66. He started his career at HPCL of India in 1991 (formerly Exxon-Caltex Refining), and later worked in the Fractionation industry with Koch Industries and Sulzer Chemtech in India, Europe and the U.S.

Ms Burrow AC is a global advocate for human rights, climate action, and Just Transition. She is the former General Secretary of the International Trade Union Confederation (2010-2022). Previously she was President of the Australian Council of Trade Unions (2000–2010). Ms. Burrow is well known for her international advocacy on employment, human rights, industrial relations, corporate responsibility, and climate action with just transition solutions. She has represented workers and civil society groups in global policy discussions in United Nations bodies, on the Governing Body of the International Labour Organisation as well as at the tables of the G7, G20, World Bank, and International Monetary Fund. She has twice been a Co-Chair of the World Economic Forum’s Annual Meeting in Davos. Ms. Burrow is currently a Visiting Professor in Practice at the London School of Economics Grantham Institute, a Vice

Novonix Limited ACN 157 690 830

Chair of the European Climate Foundation, a board member of the Green Hydrogen Association, Co-Chair of the IEA Labour Council, a Commissioner for the Global Commission on Climate Governance, a B Team Leader and formerly Co-chair of 100% Human at Work. Sharan has also been appointed to the Temasek Sustainability Advisory Panel.

Directors' recommendation

The Directors (with the relevant candidate abstaining) unanimously recommend that Shareholders vote in favour of Mr Suresh Vaidyanathan's and Ms Sharan Burrow AC's re-election as a Director.

Resolution 4 – Issue of FY23 Share Rights to Mr Ron Edmonds

Introduction

Consistent with Non-Executive Director remuneration and governance practices based on peer group companies in the United States, Non-Executive Director remuneration includes the grant of annual equity awards using a value-based approach. The Board has decided to follow these remuneration and governance practices by issuing share rights to Non-Executive Directors of the Company for each financial year with a fixed US dollar value (Share Rights), subject to approval of Shareholders at each annual general meeting of the Company.

Ron Edmonds was appointed to the Board on 27 October 2022, during the interim FY23 period of 1 July 2022 to 31 December 2022. Ron Edmonds did not previously receive any Share Rights for FY23. In order to align the number of Share Rights awarded to Ron Edmonds with other Non-Execute Directors, he will receive an entitlement of 65,405 Share Rights pursuant to Resolution 5 (FY23 Share Rights) comprising:

•
10,542 Share Rights in respect of the Company's transitional financial year between 1 July 2022 and 31 December 2022. This is to reflect the fact that Ron Edmonds was appointed as Non-Executive Director of the Company on 27 October 2022 during the transitional period of the change in financial year (from 30 June to 31 December) in 2022 and is therefore entitled to a pro-rata allocation of Share Rights for the new FY23 Financial Year; and
•
54,863 Share Rights for the period 1 January 2023 to 30 June 2023. This is to reflect the fact that each other Non-Executive Director was awarded Share Rights for this period at the 2022 Annual General Meeting which was held prior to the change of balance date of the Company.

The issue of the FY23 Share Rights are to be put to Shareholders for approval under Resolution 4.

The Share Rights will automatically vest following the close of the Meeting (Vesting Date), provided that Ron Edmonds holds office as a Director at the Vesting Date. Upon vesting, all Share Rights entitle Ron Edmonds, by written notice to the Company, to subscribe for Shares on the basis of one Share for each Share Right, for nil cash consideration. Share Rights that are not exercised before 31 December 2024 will automatically lapse.

There are otherwise no performance or vesting conditions attached to the Share Rights.

Share Rights – Other terms

There are no participation rights or entitlements inherent in the Share Rights and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Share Rights.

If the Company makes a bonus issue of Shares to Shareholders, the number of Shares which must be issued on the exercise of a Share Right will be increased by the number of Shares which the holder would have received if the holder had exercised the Share Right before the record date for the bonus

Novonix Limited ACN 157 690 830

issue. If the Company makes a rights issue of Shares pro rata to existing Shareholders, there will be no adjustments to these terms and conditions.

If there is any reconstruction of the issued share capital of the Company, the rights of the holders may be varied to comply with the Listing Rules which apply to the reconstruction at the time of the reconstruction.

The Share Rights are not transferable, assignable or able to be otherwise disposed of or encumbered.

Regulatory Requirements

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the company unless either the giving of the financial benefit falls within one of the exceptions to the provisions; or prior shareholder approval is obtained to the giving of the financial benefit.

Related party is widely defined under the Corporations Act, and includes directors of a company and the children of a director. Financial benefit is defined broadly and includes benefits from the public company’s subsidiaries. It is necessary to look at the economic and commercial substance and the effect of the transaction in determining the financial benefit. The Corporations Act requires that any consideration that is given is disregarded, even if the consideration is adequate. The proposed grant of Share Rights constitutes the giving a financial benefit to Ron Edmonds as he is a related party of the Company.

The Directors consider that Shareholder approval pursuant to Chapter 2E of the Corporations Act is not required in respect of the grant of the Share Rights because the grant of the Share Rights forms part of their remuneration package and is considered reasonable remuneration in the circumstances.

Shareholder Approval

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue equity securities to a related party unless it obtains the approval of its shareholders. The proposed issue of the Share Rights to Ron Edmonds falls within Listing Rule 10.11.1 and none of the exceptions under Listing Rule 10.12 applies, therefore requiring Shareholder approval under Listing Rule 10.11.

Resolution 4 seeks Shareholder approval under Listing Rule 10.11 for the issue of Share Rights to Ron Edmonds.

If Shareholder approval is given under Listing Rule 10.11, Shareholder approval is not required under Listing Rule 7.1, and the issue of the Share Rights will not count towards the 15% Limit Rule.

If Resolution 4 is passed, the Company will be able to validly issue the Share Rights to Mr Ron Edmonds and without those securities being counted towards the 15% Limit Rule.

If Resolution 4 is not passed, the Company will not be able to proceed with the issue, and will seek alternative arrangements to compensate/incentivise those related parties.

Resolution 4 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 4:

(a)
The person participating in the issue is Ron Edmonds (or his nominee).
(b)
Ron Edmonds is a director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Ron Edmonds, that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 65,405 Share Rights.

Novonix Limited ACN 157 690 830

(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is intended to remunerate Ron Edmonds. Details of Ron Edmonds' current total remuneration package for his role as a Non-Executive Director consists of Director's fees of USD $110,000 (comprising USD $60,000 in cash with the balance granted as Share Rights);
(h)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolutions 5 to 11 – Issues of FY24 Share Rights

Introduction

For FY24, the Company proposes, subject to Shareholder approval, to issue the following Share Rights to the Non-Executive Directors of the Company (FY24 Share Rights):

Name	Number
Anthony Bellas	109,749 Share Rights
Jean Oelwang	109,749 Share Rights
Admiral Robert Natter	109,749 Share Rights
Phillips 66 Company	109,749 Share Rights
Ron Edmonds	109,749 Share Rights
Sharan Burrow AC	84,145 Share Rights

Mr Suresh Vaidyanathan is not permitted to receive remuneration, including any equity incentives (such as the Share Rights) in his personal capacity under the terms of his employment with Phillips 66 and terms of engagement with the Company. Accordingly, subject to shareholder approval, the Company proposes to issue the Share Rights that he would have received to Phillips 66 instead.

Ms Sharan Burrow AC, as a newly appointed Non-Executive Director of the Company, will receive 84,145 Share Rights in respect of FY24. This is to reflect the fact that she was appointed as Non-Executive

Novonix Limited ACN 157 690 830

Director of the Company on 28 February 2024 and is therefore entitled to a pro-rata allocation of Share Rights for the FY24 Financial Year.

The number of FY24 Share Rights to be issued to Ms Sharan Burrow AC comprises a pro-rata amount of the USD $55,000 (being AUD $71,103 based on the USD/AUD spot rate as at 28 February 2024, being the date of her appointment as a Non-Executive Director) value of the Share Rights for the FY24, based on the date of her appointment as a Non-Executive Director as a proportion of the FY24 Financial Year (totalling 307 days).

The issue of the FY24 Share Rights are to be put to Shareholders for approval under Resolutions 5 to 11.

Value of FY24 Share Rights

The FY24 Share Rights to be issued to each Non-Executive Director. Each have a fixed value of USD $55,000 (based on the USD/AUD spot rate as at 31 December 2023). The number of FY24 Share Rights to be issued has been calculated by dividing the AUD value of the Share Rights by the closing share price of the Company's Shares on ASX on 31 December 2023 ($0.74 per Share), being the last trading day of the financial year.

The FY24 Share Rights will automatically vest on 31 December 2024 (Vesting Date), provided that the relevant Non-Executive Director holds office as a Director at the Vesting Date. Upon vesting, all Share Rights entitle the holder of the Share Rights, by written notice to the Company, to subscribe for Shares on the basis of one Share for each Share Right, for nil cash consideration. If a Non-Executive Director ceases to hold office as a Director prior to the Vesting Date, that person's Share Rights will automatically lapse, and they will be entitled to a pro-rata amount of Shares representing the proportion of the relevant financial year that such person was appointed as a Non-Executive Director. For example, if a Non-Executive Director who is issued FY24 Share Rights ceases to hold office on 30 June, then that Non-Executive Director's Share Rights will lapse and that Non-Executive Director will be entitled to 54,875 Shares for nil consideration (rather than the 109,749 Shares they would have been entitled to had they remained as a Director as at the Vesting Date).

There are otherwise no performance or vesting conditions attached to the Share Rights.

Share Rights – Other terms

There are no participation rights or entitlements inherent in the Share Rights and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Share Rights.

If the Company makes a bonus issue of Shares to Shareholders, the number of Shares which must be issued on the exercise of a Share Right will be increased by the number of Shares which the holder would have received if the holder had exercised the Share Right before the record date for the bonus issue. If the Company makes a rights issue of Shares pro rata to existing Shareholders, there will be no adjustments to these terms and conditions.

If there is any reconstruction of the issued share capital of the Company, the rights of the holders may be varied to comply with the Listing Rules which apply to the reconstruction at the time of the reconstruction.

The Share Rights are not transferable, assignable or able to be otherwise disposed of or encumbered.

Regulatory Requirements

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the company unless either the giving of the financial benefit falls within one of the exceptions to the provisions; or prior shareholder approval is obtained to the giving of the financial benefit.

Novonix Limited ACN 157 690 830

Related party is widely defined under the Corporations Act, and includes directors of a company and the children of a director. Financial benefit is defined broadly and includes benefits from the public company’s subsidiaries. It is necessary to look at the economic and commercial substance and the effect of the transaction in determining the financial benefit. The Corporations Act requires that any consideration that is given is disregarded, even if the consideration is adequate. The proposed grant of Share Rights constitutes the giving a financial benefit to each of the Non-Executive Directors as they are related parties of the Company.

The Directors consider that Shareholder approval pursuant to Chapter 2E of the Corporations Act is not required in respect of the grant of the Share Rights because the grant of the Share Rights forms part of their remuneration package and is considered reasonable remuneration in the circumstances.

Shareholder Approval

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue equity securities to a related party unless it obtains the approval of its shareholders. The proposed issue of the Share Rights to the above-mentioned parties falls within Listing Rule 10.11.1 (except for Phillips 66, which falls within Listing Rule 10.11.3) and none of the exceptions under Listing Rule 10.12 applies, therefore requiring Shareholder approval under Listing Rule 10.11.

Resolutions 5 to 11 seek Shareholder approval under Listing Rule 10.11 for the issue of Share Rights to the above-mentioned related parties.

If Shareholder approval is given under Listing Rule 10.11, Shareholder approval is not required under Listing Rule 7.1, and the issue of the Share Rights will not count towards the 15% Limit Rule.

If Resolutions 5 to 11 are passed, the Company will be able to validly issue the Share Rights to the above mentioned parties and without those securities being counted towards the 15% Limit Rule.

If any of Resolutions 5 to 11 are not passed, the Company will not be able to proceed with the issue the subject of that respective resolution, and will seek alternative arrangements to compensate/incentivise those related parties. For the avoidance of doubt, resolutions 5 to 11 are not mutually dependent on each other.

Resolution 5 – Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 5:

(a)
The person participating in the issue is Admiral Robert Natter (or his nominee).
(b)
Admiral Robert Natter is a director, and is therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Admiral Robert Natter, that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 109,749 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.

Novonix Limited ACN 157 690 830

(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is intended to remunerate Admiral Robert Natter. Details of Admiral Robert Natter's current total remuneration package for his role as a Non-Executive Director consists of:
(i)
Director's fees of USD $171,000 (comprising USD $116,000 in cash with the balance granted as Share Rights);
(ii)
1,500,000 Options currently on issue; and
(iii)
77,258 Share Rights currently on issue.
(h)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 6 – Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 6:

(a)
The person participating in the issue is Anthony Bellas (or his nominee).
(b)
Anthony Bellas is a Director, and is therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Anthony Bellas, that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 109,749 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is intended to remunerate Anthony Bellas. Details of Anthony Bellas' current total remuneration package for his role as Non-Executive Director consists of :
(i)
Director's fees of USD $152,500 (comprising USD $97,500 in cash with the balance granted as Share Rights); and
(ii)
69,995 Share Rights currently on issue.
(h)
Other than those set out in in this Explanatory Memorandum; there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 7 – Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 7:

(a)
The person participating in the issue is Phillips 66 Company.

Novonix Limited ACN 157 690 830

(b)
Phillips 66 Company is a substantial (10%) holder in the Company and has nominated a director to the board of the Company, and is therefore a related party of the Company and subject to Listing Rule 10.11.3.
(c)
The maximum number of securities to be issued is 109,749 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is to provide Phillips 66 with equity in the Company in lieu of providing remuneration to Mr Suresh Vaidyanathan in his capacity as a Director of the Company.
(h)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 8 – Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 8:

(a)
The person participating in the issue is Jean Oelwang (or her nominee).
(b)
Jean Oelwang is a director, and is therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Jean Oelwang, that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 109,749 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is intended to remunerate Jean Oelwang. Details of Jean Oelwang's current total remuneration package for her role as a Non-Executive Director consists of:
(i)
Director's fees of USD $125,000 (comprising USD $70,000 in cash with the balance granted as Share Rights); and
(ii)
79,165 Share Rights currently on issue.
(h)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Novonix Limited ACN 157 690 830

Resolution 9 – Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 9:

(a)
The person participating in the issue is Ron Edmonds (or his nominee).
(b)
Ron Edmonds is a director, and is therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Ron Edmonds, that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 109,749 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is intended to remunerate Ron Edmonds. Details of Ron Edmonds's current total remuneration package for his role as a Non-Executive Director consists of Director's fees of USD $110,000 (comprising USD $60,000 in cash with the balance granted as Share Rights).
(h)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 10 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 10:

(i)
The person participating in the issue is Ms Sharan Burrow AC (or her nominee).
(j)
Ms Sharan Burrow AC is a director, and is therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Ms Sharan Burrow AC, that person will fall into the category stipulated by Listing Rule 10.11.4.
(k)
The maximum number of securities to be issued is 84,145 Share Rights.
(l)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(m)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(n)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(o)
The issue is intended to remunerate Ms Sharan Burrow AC. Details of Ms Sharan Burrow AC's current total remuneration package for her role as a Non-Executive Director consists of Director's fees of USD $122,500 (comprising USD $67,500 in cash with the balance granted as Share Rights).

Novonix Limited ACN 157 690 830

(p)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolutions 11 – Issue of FY24 Performance Rights to Mr Nick Liveris

Introduction

To incentivise Nick Liveris to work towards the long term growth of the Company and align his interests with the interests of Shareholders, the Company proposes, subject to Shareholder approval, to issue the following Performance Rights under the Performance Rights Plan to Nick Liveris:

Name	Number
FY24 Performance Rights	1,398,709 Performance Rights

The Board has determined that the payment of any long term incentives will be structured through the issue of performance rights at the commencement of an assessment period (Performance Rights). Consistent with general practice for the award of long term incentives to executives in the United States, the vesting of the LTI awards into Shares will be structured as 50% performance based and 50% time based (retention), with the dollar value of the LTI award for the relevant financial year being converted into a fixed number of Performance Rights based on the market value of Novonix Shares at the time of grant. The date of grant for the Performance Rights is to be fixed as the commencement of each financial year on 1 January.

The Performance Rights will vest and convert into Shares at the end of the assessment period, based on the satisfaction of the performance criteria set for those Performance Rights, with any unvested Performance Rights lapsing. The long-term incentives will be issued as Performance Rights under the Company's existing Performance Rights Plan, and will be issued on the terms and conditions set out in the Plan Rules for the Performance Rights Plan.

A summary of the terms of the Performance Rights Plan is set out in Annexure A.

FY24 Performance Rights

Resolution 11 seeks Shareholder approval for the grant of 1,398,709 Performance Rights to Nick Liveris under the Performance Rights Plan in respect of the FY24 LTI award (FY24 Performance Rights).

The number of FY24 Performance Rights to be issued to Nick Liveris for the relevant performance period is calculated by dividing the approved FY24 LTI award of USD $650,000 by the VWAP of the Company's shares on ASX (AUD $0.6824 per Share) over the 30 trading days beginning on 20 November 2023 and ending on 29 December 2023 (being the last trading day of the financial year) as the issue price (and using an AUD:USD exchange rate of 0.681).

The FY24 Performance Rights will only vest upon satisfaction of the vesting conditions (see below for further details) which are measured over the three year period from 1 January 2024 to 31 December 2026 (FY24 Performance Period).

Subject to the satisfaction of the vesting conditions described below and to any adjustment in accordance with the rules of the Performance Rights Plan, Nick Liveris will receive one Share for each vested FY24 Performance Right.

Vesting conditions

Novonix Limited ACN 157 690 830

The number of FY24 Performance Rights which vest will depend on the extent to which the vesting conditions applicable to the FY24 Performance Rights (Vesting Conditions) have been satisfied for the FY24 Performance Period. The Vesting Conditions have been set so as to align the interests of key management personnel with those of Shareholders.

If any of the FY24 Performance Rights vest, Nick Liveris will be allocated the relevant number of Shares as soon as practicable following vesting (anticipated to be in February 2027).

The FY24 Performance Rights to be granted are 100% tested against a 3-year Relative Total Shareholder Return Measure. Provided the Relative Total Shareholder Return Measure has been satisfied, the number of Shares awarded may be further adjusted, in turn, by a Revenue Target Modifier if certain revenue targets for the Company are achieved.

These measures are further described below.

Vesting Condition – Total Shareholder Return Measure

The TSR performance condition relates the Company's TSR ranking against the entities comprising a select group of comparable listed battery technology entities, primarily domiciled in North America and Australia, during the FY24 Performance Period.

The list of the entities in the comparator group is set out below.

Symbol	Comparator Entity	Country
AMPX	Amprius Technologies, Inc.	USA
ASPN	Aspen Aerogels, Inc.	USA
BLNK	Blink Charging Co.	USA
CHPT	ChargePoint Holdings, Inc.	USA
EVGO	EVgo, Inc.	USA
FLNC	Fluence Energy, Inc.	USA
FREY	FREYR Battery	Norway
GPH	GPH Graphite One Inc.	Canada
INR	ioneer Ltd	Australia
LKE	Lake Resources NL	Australia
LICY	Li-Cycle Holdings Corp.	Canada
NEXT	NextDecade Corporation	USA
NOU	Nouveau Monde Graphite Inc.	Canada
OUST	Ouster, Inc.	USA
PLL	Piedmont Lithium Inc.	USA
QS	QuantumScape Corporation	USA
RNU	Renascor Resources Limited	Australia
SLDP	Solid Power, Inc.	USA
SYR	Syrah Resources Limited	Australia
TLG	Talga Group Ltd	Australia

Novonix Limited ACN 157 690 830

The Board may determine to adjust a relevant entity's TSR performance, or remove the entity from the comparator group, upon the occurrence of certain corporate events affecting the entity.

The table below sets out the percentage of the relevant tranche of Rights that will vest depending on the Company's relative TSR ranking as at the end of the FY24 Performance Period.

% of FY24 Performance Rights that vest	TSR Ranking
Below the 35th percentile	0% of FY24 Performance Rights will vest
At the 35th percentile	25% of FY24 Performance Rights will vest
At or above the 60th percentile	100% of FY24 Performance Rights will vest
Above the 35th percentile and below the 60th percentile	Pro rata vesting between 25% and 100%

TSR is measured by the growth in the price of the Company's Shares on ASX from the start to the end of the Performance Period, taking into account any dividends and distributions paid during this time.

Revenue Target Modifier

The number of FY24 Performance Rights that will vest upon satisfaction of the Total Shareholder Return Measure (specified above) will be adjusted based on the Company meeting certain revenue milestones in respect of the 2026 Financial Year (assessed as at 31 December 2026), as follows:

Multiplier	Revenue target (USD)
0.7x Number of FY24 Performance Rights that have vested	Up to 35,000,000
1.5x Number of FY24 Performance Rights that have vested	70,000,000 or greater
Pro rata between 0.7x and 1.5x	Above 35,000,000 and below 70,000,000

Notwithstanding the Revenue Target Modifier, the total number of FY24 Performance Rights that can vest shall not exceed 1,398,709 Performance Rights (which is the total number of FY24 Performance Rights issued to Mr Nick Liveris).

No revenue multiplier will apply if the minimum Relative Total Shareholder Return threshold (35th percentile) has not been satisfied (and no FY24 Performance Rights have vested).

For example:

•
if Relative Total Shareholder Return for the FY24 Performance Period was calculated to be at the 35th percentile, resulting in 25% of the FY24 Performance Rights vesting (349,677 FY 24 Performance Rights); and

Novonix Limited ACN 157 690 830

•
the Company achieved the revenue target of USD 70,000,000,

then the number of FY24 Performance Rights that will vest shall equal 524,515 FY24 Performance Rights (349,677 x 1.5 multipler).

Regulatory Requirements

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the company unless either the giving of the financial benefit falls within one of the exceptions to the provisions; or prior shareholder approval is obtained to the giving of the financial benefit.

Related party is widely defined under the Corporations Act and includes directors of a company and the children of a director. Financial benefit is defined broadly and includes benefits from the public company’s subsidiaries. It is necessary to look at the economic and commercial substance and the effect of the transaction in determining the financial benefit. The Corporations Act requires that any consideration that is given is disregarded, even if the consideration is adequate. The proposed grant of Performance Rights under the Performance Rights Plan constitutes the giving a financial benefit, and Nick Liveris (who is the son of the director Andrew N. Liveris AO) is a related party of the Company.

The Directors consider that Shareholder approval pursuant to Chapter 2E of the Corporations Act is not required in respect of the grant of the Performance Rights because the grant of the Performance Rights forms part of the remuneration package of these individuals and is considered reasonable remuneration in the circumstances.

Shareholder Approval

Listing Rule 7.1 restricts the number of new securities which the Company can issue in any 12 month period to 15% of the number of Shares on issue 12 months before the issue date, unless Shareholder approval has been obtained or an exception applies (15% Limit Rule).

Listing Rule 10.14 provides that a listed company must not issue or agree to issue equity securities to a related party under an employee incentive scheme unless it obtains the approval of its shareholders. The proposed issue of the Performance Rights to Nick Liveris under the Performance Rights Plan falls within Listing Rule 10.14.1 and therefore requires Shareholder approval under Listing Rule 10.14.

Resolution 11 seeks Shareholder approval under Listing Rule 10.14 for the issue of Performance Rights to Nick Liveris.

If Shareholder approval is given under Listing Rule 10.14, Shareholder approval is not required under Listing Rule 7.1, and the issue of the Performance Rights will not count towards the 15% Limit Rule.

If Resolution 11 is passed, the Company will be able to validly issue the Performance Rights to Nick Liveris and without those securities being counted towards the 15% Limit Rule.

If Resolution 11 is not passed, the Company will not be able to proceed with the issue and will seek alternative arrangements to compensate/incentivise Nick Liveris.

Resolution 11– Information required by Listing Rule 10.15

In accordance with Listing Rule 10.15, the following information is provided in relation to Resolution 11:

(a)
The person participating in the issue is Nick Liveris (or his nominee).
(b)
Nick Liveris is the son of a Director, Mr Andrew N. Liveris AO, and therefore falling under Listing Rule 10.14.2, as an associate of a director of the Company, meaning that Listing Rule 10.14 will

Novonix Limited ACN 157 690 830

apply. In the event the Performance Rights are issued to a nominee of Nick Liveris, that person will also fall into the category stipulated by Listing Rule 10.14.2.
(c)
The maximum number of securities to be issued is 1,398,709 Performance Rights.
(d)
Nick Liveris' current total remuneration package consists of:
(i)
Total Fixed Remuneration (TFR) of USD $400,000 (comprising base salary);
(ii)
Short Term Incentive target of 100% of TFR;
(iii)
Long Term Incentive target of USD $650,000;
(iv)
3,500,000 Options currently on issue; and
(v)
1,446,231 Performance Rights currently on issue.

Further details regarding Nick Liveris' remuneration package are set out in the Remuneration Report in the Company's FY24 Annual Report.

(e)
2,646,231 Performance Rights have previously been issued to Nick Liveris under the Performance Rights Plan. These Performance Rights were awarded to Nick Liveris for nil consideration.
(f)
A summary of the material terms of the Performance Rights and the value the Company attributes to the Performance Rights is set out above. Nick Liveris' Performance Rights have been structured as an issue of Performance Rights because Performance Rights create share price alignment between Nick Liveris and Shareholders.
(g)
The Performance Rights will be issued no later than 12 months after the date of the Meeting (or such later date to the extent permitted by the Listing Rules (which is no later than 3 years after the date of the Meeting in accordance with Listing Rule 10.15.7) any ASX waiver or modification of the Listing Rules).
(h)
The Performance Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(i)
A summary of the material terms of the Performance Rights Plan is set out in Annexure A to this Explanatory Memorandum.
(j)
No loan has been or will be provided to Nick Liveris in relation to the issue of the Performance Rights.
(k)
Details of any securities issued to Nick Liveris under the Performance Rights Plan will be published in the Company’s annual report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14. Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the Performance Rights Plan after this resolution is approved and who are not named in this notice of meeting will not participate until approval is obtained under that rule.

A voting exclusion statement has been included in this Notice.

Directors' recommendation

The Directors (other than Andrew N. Liveris AO, who has a special interest in Resolution 11) recommend that Shareholders approve Resolution 11.

Novonix Limited ACN 157 690 830

Resolution 12: Contingent Business

The Corporations Act includes a 'two-strike' rule in relation to Remuneration Reports. The two‑strike rule provides that if at least 25% of the votes cast on the resolution to adopt the Remuneration Report at two consecutive AGMs are against adopting the Remuneration Report, shareholders will have the opportunity to vote on a Spill Resolution at the second AGM.

At last year's AGM, 40.29% of the votes cast on the resolution to adopt the Remuneration Report were against adopting the report (the first strike).

Accordingly, this resolution is a ‘conditional’ resolution. It will only be put to the vote if at least 25% of the votes cast on Resolution 1 are against the resolution to adopt the Remuneration Report, where the Company receives a ‘second strike’.

If less than 25% of the votes cast on Resolution 1 are against adopting the Remuneration Report at the 2024 AGM, then there will be no second strike and Resolution 2 will not be put to the meeting.

If the Spill Resolution is put to the meeting, it will be considered as an ordinary resolution, which means that, to be passed, the item requires the approval of a simple majority of the votes cast by or on behalf of shareholders entitled to vote on the resolution.

If this resolution is passed and becomes effective, then it will be necessary for the Board to convene a Spill Meeting within 90 days of the date of the 2024 AGM in order to consider the composition of the Board.

If a Spill Meeting is required, the date of the meeting will be notified to shareholders in due course.

If a Spill Meeting is held, the following Directors (being the Directors, other than the Managing Director, who were in office when the Board approved the last Director's report) will automatically vacate office at the conclusion of the Spill Meeting unless they are willing to stand for re-election and are re-elected at that meeting: Admiral Robert Natter, Mr Suresh Vaidyanathan, Mr Anthony Bellas, Mr Ron Edmonds and Ms Jean Oelwang.

It is proposed that any vote would be conducted by a poll. Such a process results in each shareholder having one vote for each share held and in respect of which a vote is cast (subject to the voting exclusions).

The Board considers the following factors to be relevant to a shareholder’s decision on how to vote on Resolution 12:

•
each of the Non-Executive Directors listed above has previously been elected as a Director with the strong support of shareholders;
•
convening a Spill Meeting would cause significant disruption, uncertainty and cost to the Company, which the Board does not consider would be in the best interests of the Company or its shareholders; and
•
the Board has played a key role in overseeing the Company’s strategy to deliver significant future earnings growth and sustainable returns for the shareholders.

However, the Board recognises that shareholders can remove a Director by a majority shareholder vote at any general meeting and for any reason.

Director’ recommendation

Noting that each relevant Director would have a personal interest in any such resolution, and that each of them (and their closely related parties) would be excluded from voting on the resolution, the Directors unanimously recommend that the shareholders vote against Resolution 2 if it is put to the 2024 AGM.

Novonix Limited ACN 157 690 830

Directors' recommendation:

The Directors (other than Ron Edmonds, who has a special interest in Resolution 4) recommend that Shareholders approve Resolution 4.

The Directors (other than Admiral Robert Natter, who has a special interest in Resolution 5) recommend that Shareholders approve Resolution 5.

The Directors (other than Anthony Bellas, who has a special interest in Resolution 6) recommend that Shareholders approve Resolution 6.

The Directors (other than Suresh Vaidyanathan, who has a special interest in Resolution 7) recommend that Shareholders approve Resolution 7.

The Directors (other than Jean Oelwang, who has a special interest in Resolution 8) recommend that Shareholders approve Resolution 8.

The Directors (other than Ron Edmonds, who has a special interest in Resolution 9) recommend that Shareholders approve Resolution 9.

The Directors (other than Sharan Burrow AC, who has a special interest in Resolution 10) recommend that Shareholders approve Resolution 10.

The Directors (other than Andrew N. Liveris AO, who has a special interest in Resolution 11) recommend that Shareholders approve Resolution 11.

Novonix Limited ACN 157 690 830

Glossary

The following terms used in the Notice and Explanatory Memorandum are defined as follows:

15% Limit Rule has the meaning given to that term in the Explanatory Memorandum.

ASX means the ASX Limited or the securities exchange operated by it (as the case requires).

AUD means Australian Dollars.

Board means the board of Directors of the Company from time to time.

Chairman means the person appointed Chairman of the Meeting.

Closely Related Party of a member of the Key Management Personnel means a spouse or child of the member; or a child of the member's spouse; or a dependent of the member or the member's spouse; or anyone else who is one of the member's family and may be expected to influence the member, or be influenced by the member, in the member's dealings with the entity or a company the member controls; or a person prescribed by the Corporations Regulations 2001 (Cth).

Company means Novonix Limited ACN 157 690 830.

Constitution means the constitution of the Company as amended from time to time.

Corporations Act means the Corporations Act 2001 (Cth) as amended from time to time.

Directors means the directors of the Company from time to time.

directors' fees has the same meaning given in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum accompanying this Notice.

FY24 Performance Period has the meaning given to that term in the Explanatory Memorandum.

FY24 Performance Right has the meaning given to that term in the Explanatory Memorandum.

Key Management Personnel has the same meaning given in the Listing Rules.

Listing Rules means the official listing rules of the ASX as amended from time to time.

Meeting means the Annual General Meeting of Shareholders to be held on 5 April 2023 as convened by the accompanying Notice.

Notice means the notice of meeting giving notice to Shareholders of the Meeting, accompanying this Explanatory Memorandum.

Option means an option to be issued a Share, issued under the Option Plan.

Option Plan means the Company's Executive Option Plan.

Ordinary Resolution means a resolution passed by more than 50% of the votes cast by those entitled to vote on the resolution.

Performance Right means a performance right issued under the Performance Rights Plan.

Performance Rights Plan means the Company's Performance Rights Plan.

Proxy Form means the proxy form accompanying the Notice.

Shareholder means a holder of Shares.

Share means a fully paid ordinary share in the Company.

Share Right has the meaning given to that term in the Explanatory Memorandum.

USD means United States Dollars.

Vesting Date has the meaning given to that term in the Explanatory Memorandum.

Novonix Limited ACN 157 690 830

Proxy Form

Novonix Limited ACN 157 690 830

Annexure A

Summary of the terms of the Performance Rights Plan

Term	Summary of term
Administration and terms of grant

A grant of Performance Rights under the Performance Rights Plan is subject to the rules of the Performance Rights Plan and if relevant, the terms of the specific grant.

The Board has a wide discretion to determine any vesting conditions, and the terms of, Performance Rights granted under the Performance Rights Plan.

Eligibility to participate	The Performance Rights Plan will be open to eligible participants (including Directors, employees and consultants) of the Company or any of its subsidiaries who the Board designates as being eligible.
Grant of Performance Rights

Performance Rights will be offered to eligible participants for no consideration under the Performance Rights Plan. The offer must be in writing, dated and specify, amongst other things, the number of Performance Rights for which the participants may accept and the date for acceptance, the date on which the Performance Rights vest and any conditions to be satisfied before vesting, and any other terms attaching to the rights.

Permitted Nominee

A participant that receives an offer for the grant of Performance Rights may nominate a body corporate Controlled by that participant, or any other entity to hold the rights on their behalf and the Board has discretion whether or not to accept such a nomination.

Vesting of Performance Rights

The Performances Rights vest upon satisfaction of any vesting conditions and any other conditions contained in the offer, provided any acquisition of Shares does not breach Corporations Act or the Listing Rules, if applicable. Each vested Performance Right entitles the holder to be issued one Share after the vesting date.

Cash settlement

The Board may, in its discretion, substitute the issue of Shares on vesting of Performance Rights by making a cash payment in an amount equivalent in value to the number of Shares to which the holder would otherwise be entitled on vesting of the Performance Rights multiplied by the market value of the Share on the date the Performance Rights vested.

Lapse

Unless the Board determines otherwise, unvested Performance Rights shall lapse immediately upon lawful termination or resignation of employment or consultancy arrangement, or if the rights are held by a permitted nominee and the grantee of the rights loses ‘control’ of that nominee, those rights will lapse immediately.

Rights of participants

Performance Rights issued under the Performance Rights Plan do not entitle the holder to notice of, or to vote at, or attend shareholders’ meetings, or to receive any dividends declared by the Company.

Should the Company undergo a reorganisation or reconstruction of capital or any other such change, the number of Shares over which a Right exists will be adjusted (as appropriate) to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital.

Quotation

Performance rights will not be quoted on the ASX. the Company will apply for official quotation of any Shares issued under the Performance Rights Plan in accordance with the Listing Rules and having regard to any disposal restrictions.

Assignment	Performance rights are not transferable or assignable without the prior written consent of the Board.

Novonix Limited ACN 157 690 830

Term	Summary of term
Termination or amendment

The Performance Rights Plan may be terminated or suspended at any time by the Board. To the extent permitted by the Corporations Act and the Listing Rules, the Board retains the discretion to vary the terms and conditions of the Performance Rights Plan except where the amendment would have the effect of materially adversely affecting or prejudicing the rights of any participant holding Performance Rights.

Change of control

In the event of a change of control event, the Board has discretion to determine whether unvested Performance Rights (or a pro-rata proportion of such rights) will automatically vest. If the Board determines that the rights will not vest, the rights will lapse or the Board may arrange for rights in the bidder to be granted to the holders on terms decided by the Board. If the Board determines that unvested rights will vest, the Board may issue shares to the holders of such rights, or arrange for shares or rights to be issued to holders of Performance Rights by the bidder, or any combination of the foregoing.

LODGE YOUR VOTE ONLINE https://investorcentre.linkgroup.com BY MAIL NOVONIX Limited C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia BY FAX +61 2 9287 0309 BY HAND Link Market Services Limited Parramatta Square, Level 22, Tower 6, 10 Darcy Street, Parramatta NSW 2150 ALL ENQUIRIES TO Telephone: 1300 554 474 Overseas: +61 1300 554 474 NOVONIX Limited ABN 54 157 690 830 LODGEMENT OF A PROXY FORM HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM YOUR NAME AND ADDRESS This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form. APPOINTMENT OF PROXY If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company. DEFAULT TO CHAIRMAN OF THE MEETING Any directed proxies that are not voted on a poll at the Meeting will default to the Chairman of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chairman of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP. VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid. APPOINTMENT OF A SECOND PROXY You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form and return them both together. To appoint a second proxy you must: (a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and (b) return both forms together. SIGNING INSTRUCTIONS You must sign this form as follows in the spaces provided: Individual: where the holding is in one name, the holder must sign. Joint Holding: where the holding is in more than one name, either shareholder may sign. Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. CORPORATE REPRESENTATIVES If a representative of the corporation is to attend the Meeting virtually the appropriate “Certificate of Appointment of Corporate Representative” must be received at registrars@linkmarketservices.com.au prior to admission in accordance with the Notice of Annual General Meeting. A form of the certificate may be obtained from the Company’s share registry or online at www.linkmarketservices.com.au. This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given above by 9:00am (Brisbane time) on Monday, 15 April 2024, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting. Proxy Forms may be lodged using the reply paid envelope or: ONLINE https://investorcentre.linkgroup.com Login to the Link website using the holding details as shown on the Proxy Form. Select ‘Voting’ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their “Holder Identifier” - Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

I/We being a member(s) of NOVONIX Limited and entitled to attend and vote hereby appoint: PROXY FORM STEP 2 STEP 1 Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting. Please read the voting instructions overleaf before marking any boxes with an T * If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority on a poll. 1 Remuneration Report (Non-Binding) 2 Election of Director – Mr Suresh Vaidyanathan 3 Election of Director – Ms Sharan Burrow AC 5 Issue of FY24 Share Rights to Admiral Robert Natter 4 Issue of FY23 Share Rights to Mr Ron Edmonds 6 Issue of FY24 Share Rights to Mr Anthony Bellas 7 Issue of FY24 Share Rights to Phillips 66 Company 8 Issue of FY24 Share Rights to Ms Jean Oelwang Resolutions VOTING DIRECTIONSSTEP 3 This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder’s attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company’s constitution and the Corporations Act 2001 (Cth). Shareholder 1 (Individual) Joint Shareholder 2 (Individual) Joint Shareholder 3 (Individual) Sole Director and Sole Company Secretary Director/Company Secretary (Delete one) Director SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED 9 Issue of FY24 Share Rights to Mr Ron Edmonds For Against Abstain* For Against Abstain* or failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 9:00am (Brisbane time) on Wednesday, 17 April 2024 (the Meeting) and at any postponement or adjournment of the Meeting. The Meeting will be conducted as a hybrid event. You can participate by attending in person at the Offices of Allens, Level 26, 480 Queen Street, Brisbane QLD or logging in online at https://meetings.linkgroup.com/NVXAGM24 (refer to details in the Virtual Meeting Online Guide). Important for Resolutions 1, 4, 5, 6, 7, 8, 9, 10 & 11: If the Chairman of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chairman of the Meeting to exercise the proxy in respect of Resolutions 1, 4, 5, 6, 7, 8, 9, 10 & 11, even though the Resolutions are connected directly or indirectly with the remuneration of a member of the Company’s Key Management Personnel (KMP). The Chairman of the meeting intends to vote undirected proxies in FAVOUR of Resolutions 1 to 11 and AGAINST Resolution 12. the Chairman of the Meeting (mark box) OR if you are NOT appointing the Chairman of the Meeting as your proxy, please write the name and email of the person or body corporate you are appointing as your proxy APPOINT A PROXY Name Email 10 Issue of FY 24 Share Rights to Ms Sharan Burrow AC 11 Issue of FY24 Performance Rights to Mr Nick Liveris 12 Contingent Business NVX PRX2401N *NVX PRX2401N* *X99999999999* X99999999999 NAME SURNAME ADDRESS LINE 1 ADDRESS LINE 2 ADDRESS LINE 3 ADDRESS LINE 4 ADDRESS LINE 5 ADDRESS LINE 6